Calypte Biomedical Corporation
                          5000 Hopyard Road, Suite 480
                              Pleasanton, CA 94588

                                  May 24, 2005

VIA EDGAR AND FACSIMILE

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Calypte Biomedical Corporation
      Amendment No. 3 to Form SB-2 on Form S-3
      Filed on April 27, 2005
      File No. 333-124344

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Act"), Calypte Biomedical Corporation, a Delaware corporation (the "Registrant"), respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of its registration statement, Amendment No. 3 to Form SB-2 on Form S-3, File No. 333-124344 ("Amendment No. 3 to Registration Statement"), filed in error by the Registrant on April 27, 2005. The intended purpose of Amendment No. 3 to Registration Statement was to file, pursuant to Rule 429 of the Act, a single prospectus to combine and update three previously-filed registration statements on Form SB-2 to maintain their effectiveness as required under Section 10(a) of the Act. The combined and updated prospectus should have been filed as a post-effective amendment to the latest registration statement, No. 333-119646, under Rule 429(a) and acted as a post-effective amendment to the combined registration statements on Form SB-2 to update information contained therein under Rule 429(b). Because the Registrant erroneously submitted Amendment No. 3 to Registration Statement in the EDGAR filing system as a new registration statement on Form S-3, rather than as a post-effective amendment to its Registration Statement on Form SB-2 File No. 333-119646, Amendment No. 3 to Registration Statement was assigned a new registration number and treated as a new filing. To correct this error, on May 18, 2005, Registrant filed a post-effective amendment to File No. 333-119646 availing itself of the provisions of Rule 429 and now desires to withdraw Amendment No. 3 to Registration Statement. No new securities have been or will be sold under Amendment No. 3 to Registration Statement.

Pursuant to Rule 477(c) of the Act, the Registrant further requests that an order with the date of granting of the request for withdrawal be included in the file for Amendment No. 3 to Registration Statement in the following manner:
"Withdrawn upon request of Registrant, the Commission consenting thereto."

The Registrant appreciates the Commission's assistance. Should you need any additional information, please contact Paula Winner Barnett, Esq. at 818-776-9881 or the undersigned at 925-730-7207.

Respectfully submitted,


/s/ Richard D. Brounstein
Richard D. Brounstein
Executive Vice President and Chief Financial Officer

Cc:   J. Richard George
      Paula Winner Barnett, Esq.
      Russell Mancuso, Securities and Exchange Commission, Branch Chief Tom Jones, Securities and Exchange Commission, Examiner